Exhibit 99.1

FOR IMMEDIATE RELEASE

CHOICE COMMUNICATIONS CHOOSES DRAGONWAVE TO DELIVER CONVERGED MOBILE SERVICES NETWORK IN MULTI-MILLION DOLLAR NETWORK BUILD THROUGHOUT THE U.S. VIRGIN ISLANDS

DragonWave selected from field of leading global wireless network solution suppliers

Ottawa, Canada, November 8, 2010 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced that Choice Communications, LLC, has selected DragonWave to provide high-capacity, cost effective, next generation wireless backhaul for its converged mobile services network in the U.S. Virgin Islands (USVI).

“Our selection of DragonWave backhaul services was a crucial decision in our launch of our best-of-breed converged CDMA and WiMAX mobile network. We are confident that, through our collaboration with DragonWave, we will be able to continue to maintain and expand our network roadmap in our ongoing efforts to provide quality, reliable service to our customers,” said Tony Shepherd, General Manager for Choice Communications.

Choice Communications selected the DragonWave Horizon products for both cell site backhaul and as an alternative to submarine fiber-optic cable interconnection between the three U.S. Virgin Islands.  Future Technologies served as the turn-key integration partner for the project.  As a result, Choice experienced significantly reduced overall capital costs and decreased time-to-launch.

“Our collaboration with Choice Communications signifies both our long-standing commitment to the Caribbean market and our products’ abilities to optimize backhaul performance in multi-technology networks,” said DragonWave President and CEO Peter Allen.

Future Technologies CEO Nino Canu added, “Future Technologies is pleased to bring these two great parties together; we are honored to be part of the first 4G mobile broadband network in the U.S. Virgin Islands.”

Choice Communications officially launched its commercial services this month, offering unlimited voice services and the USVI’s first 4G mobile broadband network, with speeds up to 5 Mbps, utilizing both EVDO and Mobile WiMAX technologies.

About Choice Communications

Choice CommunicationsSM, headquartered in St. Thomas, US Virgin Islands, provides premier telecommunications services at affordable rates to customers in the USVI. “Choice”(SM) is part of the Atlantic Tele-Network (NASDAQ: ATNI) family of telecommunications companies and brands.  For more information about Choice Communications’ services, see www.choice-wireless.com.

About Future Technologies, LLC

Future Technologies is a professional services company specializing in the assessment, planning, design, implementation, and support of innovative communications solutions focused on wireless infrastructures and their accompanying technologies for commercial and military customers around the world. Maintaining a strong concentration on emerging standards such as 4G technologies; which include WiMAX (Fixed and Mobile) and LTE (Long Term Evolution) products, as well as established cellular (EVDO, GSM, and CDMA) and Fixed Wireless Backhaul solutions, Future Technologies consistently distinguishes itself as an industry expert in all aspects of customer network evolution. Future Technologies is headquartered in Atlanta, GA. www.futuretechllc.com

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts

Nadine Kittle	John Lawlor	Becky Obbema
Marketing Communications	VP Investor Relations	Interprose Public Relations
DragonWave Inc.	DragonWave Inc.	(for DragonWave)
nkittle@dragonwaveinc.com	jlawlor@dragonwaveinc.com	Becky.Obbema@interprosepr.com
Tel: 613-599-9991 ext. 2262	Tel: 613-895-7000	Tel: (408) 778-2024